UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 27, 2013

Commission File Number: 333-158336

Tiger Media, Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Room 450, East Office Tower, Shanghai Centre, No.1376 Nan Jing W. Road Jing’an District, Shanghai, China 200040
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

  Tiger Media Announces Completion of Warrant Exercise
-Approximately 3.3 million warrants exercised raising approximately $4.1 million

Shanghai, China, December 27, 2013 — Tiger Media, Inc. (“Tiger Media”) (NYSE
MKT: IDI), a Shanghai-based multi-platform media company announced the completion of its previously disclosed warrant price reduction.  As of December
26, 2013, an aggregate of approximately 3.3 million of the total of approximately 3.5 million outstanding warrants (approximately 93%) were exercised by its warrant holders, raising approximately $4.1 million in proceeds.  All unexercised warrants have expired and the Company has no further warrants outstanding.  Proceeds from the warrant exercise are expected to be used for general working capital requirements, enhance interactive media capabilities and to develop or acquire new business opportunities.

  About Tiger Media
Tiger Media is a leading nationwide multi-platform media company in China which provides advertising services in the out-of-home advertising industry, including outdoor LCD screens, billboards and street furniture. Tiger Media’s network of street level LCD screen displays, which captivate eye-level awareness, is complemented by outdoor billboards which are mostly built on rooftops with good visibility from far distances. Tiger Media’s network attracts advertising clients from a wide range of industries including telecommunications, insurance and banking, automobile, electronics and fast moving consumer goods. Learn more at www.tigermedia.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media's beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expect,"
"anticipate," "future," "intend," "plan," "believe," "estimate," "confident" and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include whether we will successfully use the proceeds to enhance interactive media capabilities and to develop or acquire new business opportunities, and the risks outlined in the Company's filings with the
U.S. Securities and Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
Peter Tan, 13817097881
ir@tigermedia.com

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tiger Media, Inc.

Date: December 27, 2013	By:	/s/ Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer